Exhibit 21.1
List of Subsidiaries
The following is a list of Bioceres S.A.’s subsidiaries as of October 30, 2017.

1.	Bioceres Semillas S.A. (Argentina)
2.	Indear S.A. (Argentina)
3.	Inmet S.A. (Argentina)
4.	Bioceres Inc. (United States)
5.	Rizobacter Argentina S.A.
6.	RASA Holding LLC (United States)